UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-13221

Cullen/Frost Bankers, Inc.
The New York Stock Exchange
(Exact name of registrant as specified in its charter, and name of Exchange where security is listed and/or registered)
111 West Houston Street
San Antonio, Texas 78205
(210) 220-4011
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $0.01 per share
Depositary Shares, each representing a 1/40th interest in a share of 4.450% non-cumulative perpetual preferred stock, Series B
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

□	17 CFR 240.12d2-2(a)(1)
□	17 CFR 240.12d2-2(a)(2)
□	17 CFR 240.12d2-2(a)(3)
□	17 CFR 240.12d2-2(a)(4)
□	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]
☑
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cullen/Frost Bankers, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused notification to be signed on its behalf by the undersigned duly authorized person.

Date:     November 9, 2026                CULLEN/FROST BANKERS, INC.

                        By:    /s/ Daniel J. Geddes
                            Daniel J. Geddes
    Group Executive Vice President and Chief Financial Officer

1.Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.